Member FINRA/SIPC

1461 Glenneyre Street, Suite D

Laguna Beach, CA 92651

Phone (866) 209-1955

June 11, 2024

Mr. Rick Svetkoff
CEO

Starfighters Space, Inc.
1608 N. Jasmine Ave
Tarpon Springs, FL 4689

Re: First Amendment to Engagement Agreement

Dear Rick:

Reference is made to the engagement letter agreement, dated October 27, 2023 (the "Engagement Letter"), by and between Starfighters Space, Inc. (the "Company") and Digital Offering, LLC ("DO" or the "Selling Agent"), relating to the planned offering under Regulation A of the Securities Act of 1933, as amended (the "Offering"), by and for the Company.

The parties to the Engagement Letter desire to amend the Engagement Letter as follows:

1. Amendments.

Section 2(a) of the Engagement Letter is hereby deleted in its entirety and the following is hereby substituted in its stead:

As compensation to Digital Offering for its services hereunder, the Company agrees to pay Digital Offering, concurrently with each closing of the Offering, a cash agent fee (the "Agent Fee") equal to 1% of the gross proceeds of the Offering. In addition, on the date of each closing of the Offering, the Company will issue to Digital Offering a five-year agent warrant (the "Agent Warrant") for the purchase of a number of common shares that is equal to the quotient of one percent (1%) of the of the dollar amount of Securities sold at such closing divided by the price per share paid by Investors for Securities sold at such closing. The Agent Warrants will be exercisable commencing on the date of their issuance and will be exercisable until the fifth anniversary of the date of commencement of sales in the offering. The Agent Warrant will have an exercise price equal to the Warrant price issued to investors in the Offering. The Agent Warrant will contain customary terms and conditions, including without limitation, provisions for cashless exercise and the Agent Warrant will be registered under the offering statement for the Offering. Digital Offering understands and agrees that there are significant restrictions pursuant to Financial Industry Regulatory Authority ("FINRA") Rule 5110 against transferring the Agent Warrant and the underlying securities during the one hundred eighty (180) days after the qualification date of the offering statement for the Offering and by its acceptance thereof shall agree that it will not sell, transfer, assign, pledge or hypothecate the Agent Warrant, or any portion thereof, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities for a period of one hundred eighty (180) days following the qualification date of the offering statement for the Offering to anyone other than (i) an underwriter or selected dealer in connection with the Offering, or (ii) a bona fide officer or partner of Digital Offering or of any underwriter or selected dealer; and only if any such transferee agrees to the foregoing lock-up restrictions

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Section 2(b) of the Engagement Letter is hereby deleted in its entirety and the following is hereby substituted in its stead:

The Company will pay a $25,000 retainer to Digital Offering within five days of executing this Agreement. This retainer will be used to cover accountable expenses incurred by Digital Offering in connection with the Offering. This advance received by the Digital Offering will be reimbursed to the Company to the extent not actually incurred, in compliance with FINRA Rule 5110(g)(4)(a).

Section 4(c) of the Engagement Letter is hereby deleted in its entirety and the following is hereby substituted in its stead:

4(c) Digital Offering will not be distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. In any case, the Company will advise Digital Offering immediately of the occurrence of any event or any other change known to the Company which results in the Offering Statement, including the Offering Circular, or the Authorized Sales Materials containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein or previously made, in light of the circumstances under which they were made, not misleading.

2. Effect of Amendment.  Except as amended as set forth above, the Engagement Letter shall continue in full force and effect.

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3. Modification. This Amendment may not be modified or amended except in writing duly executed by the parties hereto.

4. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, and will become effective and binding upon the parties at such time as all of the signatories hereto have signed a counterpart of this Amendment. All counterparts so executed shall constitute one Amendment binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the same counterpart. Each of the parties hereto shall sign a sufficient number of counterparts so that each party will receive a fully executed original of this Amendment.

Very truly yours,

Digital Offering, LLC

By: /s/ Gordon McBean

Gordon McBean, CEO

  Accepted as of the date first above written:

STARFIGHTERS SPACE, INC.

By: /s/ Rick Svetkoff

Name: Rick Svetkoff

  Title:  CEO

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